November 30, 2011

Office of the Chief Accountant
Securities and Exchange Commission
460 Fifth Street N.W.
Washington, DC  20549

RE:          Giordano Investment Trust
Commission File Number 811-21789

Dear Sirs:

We are issuing the following statement relating to the filing under Rule 12b-25 as the Trust has not filed its Form N-SAR timely as a result of our inability to issue our report on internal controls.

As part of our audit procedures, we have considered communications between the Securities and Exchange Commission and the Fund which call into question representations that were made to us relating to audits for fiscal years 2009 and 2010 for which we had previously issued opinions. We are in the process of analyzing information relating to that time period in order to determine if we believe facts have come to our attention that would have affected our opinions.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form N-SAR.

Sincerely,

BBD, LLP